WILMER CUTLER PICKERING HALE AND DORR LLP
                                100 Light Street
                              Baltimore, MD 21202
                                  410-986-2820
                                  410-986-2828



June 10, 2005

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549-0303


Attention: Michele M. Anderson, Esq.
           Division of Corporation Finance

  Re: Meridian Healthcare Growth and Income Fund Limited Partnership(the "Fund")
      Preliminary Consent Solicitation Statement on Schedule 14A
      File No. 0-17596

Dear Ladies and Gentlemen:

         Attached hereto for electronic filing on behalf of the Fund pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14A-101 thereunder, is Amendment No. 3 to the Fund's Preliminary Consent Solicitation Statement on Schedule 14A (the "Amendment").

         This letter responds to comments of the staff of the Commission transmitted by letter dated June 7, 2005 relating to the Fund's Revised Preliminary Consent Solicitation Statement on Schedule 14A filed May 26, 2005. For the staff's convenience, its comments are restated below, followed by the Fund's responses.

         The Sale, page 13

         Comment 1. Please revise the discussion on page 18 to explain what Mr. Cortese calculated or concluded with respect to the valuation of the facilities "as a multiple of the Fund's 2003 net operating income" and "as a price per patient bed."

         Response. The discussion on page 18 has been revised to explain that Mr. Cortese primarily considered valuation as a multiple of the Fund's 2003 net operating income and, secondarily, as a price per patient bed. Mr. Cortese estimated that a sale of the Facilities for $45,000,000 would represent a multiple in the range of approximately 6.8 times the Fund's 2003 operating cash flow of approximately $6,600,000 and a price of approximately $40,760 per patient bed, based upon the Facilities' 1104 patient beds. This valuation compared favorably to recent sales prices of other skilled nursing facilities in the region, which, in Mr. Cortese's opinion, had generally reflected multiples to operating cash flow of approximately 6.5 and prices per patient bed in Maryland and North Carolina in the range of approximately $40,000 or less. Accordingly, Mr. Cortese estimated that the Facilities, as a portfolio, had a value in the range of $45,000,000.

         Comment 2. Revise to indicate whether or not the information contained in the 2004 operating budget and provided to the Purchaser was consistent with the Fund's actual 2004 results of operations. If not, then disclose any material differences between the projected and actual results for 2004. In addition, please revise to provide a summary of the preliminary budget for 2005 that the Fund gave to the Purchaser, not including the projected results for the care centers on an individual basis.

         Response. The discussion on pages 18 and 19 has been revised to indicate that the information contained in the 2004 operating budget provided to Purchaser was materially consistent with the Fund's actual 2004 results of operations. Disclosure has been added indicating that the difference between projected and actual total revenues was primarily a result of prior years Medicare and Medicaid cost report settlements, which, consistent with past practice are not budgeted, but are recognized as revenue when cost report settlements are finalized. Disclosure has been added indicating that the difference between projected and actual total expenses was primarily the result of the inclusion of certain Fund general and administrative expenses in the Fund's audited financial statements that are not projected or budgeted at the operating level. Disclosure has been added setting forth a summary of the preliminary budget for 2005 that the Fund gave to the Purchaser.

         Comment 3. Please provide more detail about why the Manager, which is an affiliate of the Development General Partner, was willing to waive its right of first offer to purchase the Facilities in connection with the sale to the Purchaser. Also indicate why the General Partners "could not be certain" that the Manager would waive this right with respect to other interested buyers or do so with out substantial additional cost to the Fund. Given the affiliation between the Manager and the Development General Partner, do the General Partners have any influence on the Manager's determination to waive its right?

         Response. Disclosure has been added to page 11 indicating that the General Partners believe Purchaser's willingness to negotiate with Manager regarding management of the Facilities was a factor that influenced Manager's decision to waive its right of first offer in respect of the Sale. The discussion on pages 21 and 22 has been revised to explain that the General Partners understood that Manager had an interest in continuing to operate the Facilities, whether through ownership of the Facilities, management agreements, or otherwise, and, therefore, could not be certain that Manager would not exercise its right of first offer to purchase the Facilities with respect to the Nexion offer, or any other offer. The last bullet point on page 34 has also been revised in response to comment 6 to acknowledge that a potential conflict of interest exists as a result of Manager's desire to continue managing the Facilities. While the Manager and the Development General Partner are owned by a common parent corporation, the Development General Partner does not control the Manager and, therefore, cannot cause the Manager to waive its right of first offer.

         The Liquidation, page 26

         Comment 4. We note that you revised the consent solicitation statement to indicate that the general partners will resolicit in the event that distributions to investors will be less than $15 per unit. Advise us how you selected the $15 amount and why you believe that $5 to $6 (i.e., the anticipated $20 to $21 distribution per unit minus the $15 floor) is a reasonable range for unit holders to consider in making their investment decision. Furthermore, revise the section relating to the General Partners' recommendation to indicate how the $15 per unit distribution compares to prices paid in the secondary market.

         Response. The solicitation statement has been revised to indicate that the General Partners have committed to resolicit in the event that distributions to investors will be less than $18 per Unit. A bullet point has been added on page 35 explaining that $18 per Unit represents an amount which is equal to (1) approximately 90% of the expected per Unit consideration as a result of the Transaction, and (2) approximately 90% of the highest outstanding offer to purchase Units of which the General Partners are presently aware. The General Partners believe that a range equal to or in excess of approximately 90% of the expected per Unit consideration is a reasonable range for Unitholders to consider in making their investment decision.

         General Partners' Recommendation, page 33

         Comment 5. Clarify the basis on which the General Partners deemed the sale of the Mariner Health Care nursing facilities to be comparable to the current transaction.

         Response. The discussion on page 22 has been revised to clarify that the General Partners took note of the December 2004 sale by Mariner Healthcare of its portfolio of nine Maryland skilled nursing facilities, which the General Partners considered to be comparable to a sale of the Facilities because it involved a recent sale of a portfolio of skilled nursing facilities located in the state of Maryland, where four of the Fund's seven Facilities are located. The purchase price for the Mariner Healthcare sale was approximately $107 million, which the General Partners estimated represents a multiple of approximately 6.6 times 2004 operating cash flow, which the General Partners considered to be evidence of the reasonableness of the Purchase Price. Because the Mariner Healthcare sale of its Maryland facilities occurred in December 2004, it was considered by the General Partners in approving the transaction, but was not considered by the Fund during the negotiation of the letter of intent with Formation Capital.

         Comment 6. We reissue prior comment 8. Revise the last bullet on page 34 to acknowledge that a potential conflict of interest exists as a result of the management fees payable to the Manager.

         Response. The last bullet point on page 34 has been revised to acknowledge that a potential conflict of interest exists as a result of Manager's desire to continue operating the Facilities.

         Per the staff's request and pursuant to the Commission's recently published press release 2004-89, "SEC Staff to Publicly Release Comment Letters and Responses," the Fund notes that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Fund. The Fund acknowledges that staff comments or changes to disclosure in response to staff comments in the filing do not foreclose the Commission from taking any action with respect to the filing and may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions or comments, please do not hesitate to contact me at (410) 986-2820, or Sean Mulcahy of our office at (202) 663-6462.

                                   Very truly yours,

                                      /s/

                                   John B. Watkins